UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 29, 2022

(Date of Report (Date of earliest event reported))

Rayton Solar, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-4933370
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

16600 Aston St., Irvine, CA	92606
(Address of principal executive offices)	(ZIP Code)

(310) 458-5900

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Departure of Director

On January 29, 2022, a member of our Board of Directors, Dr. Mark Goorsky, decided to step down from the Board of Directors or Rayton Solar, Inc. (the “Company”). Andrew Yakub and James Rozenzweig remain as the Company’s two Directors. The Company does not have any current plans to fill the vacancy on its Board of Directors.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Rayton Solar, Inc.

Date: February 22, 2022	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer